The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-149818

SUBJECT TO COMPLETION, DATED MAY 15, 2008

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 25, 2008)

The Export-Import Bank of Korea

€            ,000,000             % Notes due 20

The €            ,000,000 aggregate principal amount of notes due 20         (the “Notes”) will bear interest at the rate of             % per annum. Interest on the Notes is payable annually in arrears on May              of each year, beginning on May             , 2009. The Notes will mature on May             , 20        .

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of a common depositary for Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are expected to be rated “A+” by Fitch Ratings Ltd., “A” by Standard & Poor’s Rating Services, a division of The McGraw Hill Companies Inc. and “Aa3” by Moody’s Investors Service, Inc. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

	Per Note		Total
Public offering price		%	€
Underwriting discounts		%	€
Proceeds to us, before expenses		%	€

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including May             , 2008.

An application will be filed to list the Notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors only through the book-entry facilities of Euroclear and Clearstream on or about May             , 2008.

Joint Lead Managers and Bookrunners

CITI	DEPFA BANK plc	DEUTSCHE BANK	HSBC	THE ROYAL BANK OF SCOTLAND

Prospectus Supplement Dated May             , 2008

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. All references to “€” are to the lawful currency of the European Union. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated March 25, 2008. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-149818, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION

IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 16-1, Youidodong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea. The SGX-ST takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-22.

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering €    ,000,000 principal amount of             % notes due 20                    . The Notes will bear interest at the rate of             % per annum, payable annually in arrears on May              of each year, beginning on May     , 2009. Interest on the Notes will accrue from May     , 2008. If interest is to be calculated for a period of less than a full year, interest shall be calculated on the basis of the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of a common depositary for Euroclear and Clearstream.

We do not have any right to redeem the Notes prior to maturity.

Listing

An application will be filed to list the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. The Notes will be traded on the SGX-ST in a minimum board lot size of €200,000, for so long as the Notes are listed on the SGX-ST.

Rating

The Notes are expected to be rated “A+” by Fitch Ratings Ltd. (“Fitch”), “A” by Standard & Poor’s Rating Services, a division of The McGraw Hill Companies Inc. (“S&P”) and “Aa3” by Moody’s Investors Service, Inc. (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. There can be no assurance that these ratings will remain in effect for a given period or that these ratings will not be revised by the rating agencies in the future.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream.

Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. Ownership of beneficial interest in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream”.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the respective Notes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about May     , 2008, which we expect will be the              business day following the date of this prospectus supplement, referred to as “T+            ”. You should note that initial trading of the Notes may be affected by the T+             settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about us and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated March 25, 2008. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Our financial information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

Based on our unaudited internal management accounts as of March 31, 2008, we had (Won)23,799 billion of outstanding loans, including (Won)14,542 billion of outstanding export credit loans, (Won)6,099 billion of outstanding overseas investment credit loans and (Won)1,761 billion of outstanding import credit loans, as compared to (Won)20,739 billion of outstanding loans, including (Won)12,658 billion of outstanding export credit loans, (Won)4,812 billion of outstanding overseas investment credit loans and (Won)1,550 billion of outstanding import credit loans as of December 31, 2007.

Capitalization

As of March 31, 2008, our authorized capital was (Won)4,000 billion and our capitalization was as follows:

	March 31, 2008
	(billions of Won) (unaudited)
Long-Term Debt(1)(2):
Borrowings in Korean Won	(Won)	—
Borrowings in Foreign Currencies		—
Export-Import Financing Debentures		10,914.8

Total Long-Term Debt		10,914.8

Capital and Reserves:
Paid-in Capital(3)		3,308.8
Legal Reserve(4)		247.1
Voluntary Reserve(4)		737.3
Unappropriated Retained Earnings		10.4
Capital Adjustments(5)		508.4

Total Capital and Reserves	(Won)	4,812.0

Total Capitalization(4)	(Won)	15,726.8

(1)	As of March 31, 2008, we had contingent liabilities totaling (Won)68,105 billion, which consisted of (Won)36,270 billion under outstanding guarantees and acceptances and (Won)31,835 billion under contingent guarantees and acceptances issued on behalf of our clients. As of March 31, 2008, we had entered into 51 interest rate related derivative contracts with a notional amount of (Won)5,530 billion and 79 currency related derivative contracts with a notional amount of (Won)7,259 billion in accordance with our policy to hedge interest rate and currency risks.

(2)	All our borrowings, whether domestic or international, are unsecured and unguaranteed.
(3)	Authorized ordinary share capital is (Won)4,000 billion and issued fully-paid ordinary share capital is (Won)3,309 billion. See “Government Support and Supervision” in the accompanying prospectus.
(4)	See “Government Support and Supervision” in the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(5)	Reflects gain on valuation of available-for-sale securities of (Won)512.3 billion.

Selected Financial Statement Data

The following tables present financial information for the three months ended March 31, 2008 and 2007 and as of March 31, 2008 and December 31, 2007:

	Three Months Ended March 31,
	2008		2007
	(billions of won) (unaudited)
Income Statement Data
Total Interest Income	(Won)	300.0	(Won)	229.0
Total Interest Expenses		293.3		162.8
Net Interest Income		6.7		66.2
Total Revenues		1,116.0		434.4
Total Expenses		1,102.3		395.9
Income before Income Taxes		13.7		38.5
Income Tax Benefit (Expense)		(3.4)		(10.6)
Net Income		10.3		27.9

	As of March 31, 2008 (unaudited)		As of December 31, 2007
	(billions of won)

Balance Sheet Data
Total Loans(1)	(Won)	23,799.0	(Won)	20,738.5
Total Borrowings(2)		20,213.7		17,412.2
Total Assets		26,642.4		23,639.4
Total Liabilities		21,830.5		18,703.9
Total Shareholders’ Equity(3)		4,811.9		4,935.5

(1)	Includes bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency and others without present value discounts.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the three months ended March 31, 2008, we had net income of (Won)10.3 billion compared to net income of (Won)27.9 billion for the three months ended March 31, 2007.

The principal factor for the decrease in net income for the three months ended March 31, 2008 compared to the three months ended March 31, 2007 was the decrease in net interest income to (Won)6.7 billion for the three months ended March 31, 2008 from (Won)66.2 billion in the corresponding period of 2007, primarily due to an increase in interest expense from debentures which more than offset an increase in interest income from loans.

As of March 31, 2008, our total assets increased by 12.7% to (Won)26,642 billion from (Won)23,639 billion as of December 31, 2007, primarily due to a 14.8% increase in loans to (Won)23,799 billion as of March 31, 2008 from (Won)20,739 billion as of December 31, 2007.

As of March 31, 2008, our total liabilities increased by 16.7% to (Won)21,831 billion from (Won)18,704 billion as of December 31, 2007. The increase in liabilities was primarily due to a 9.9% increase in debentures to (Won)16,997 billion as of March 31, 2008 from (Won)15,464 billion as of December 31, 2007 and a 65.1% increase in borrowings to (Won)3,217 billion as of March 31, 2008 from (Won)1,948 billion as of December 31, 2007.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The depreciation of the Won against the Dollar for the three months ended March 31, 2008 compared to the corresponding period of 2007 also contributed to the increase in assets and liabilities, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of March 31, 2008, our total shareholders’ equity decreased by 2.5% to (Won)4,812 billion from (Won)4,936 billion as of December 31, 2007 due to a decrease in retained earnings by (Won)14 billion and a decrease in net gain on valuation of available-for-sale securities and securities under the equity method by (Won)111 billion.

Capital Adequacy

As of March 31, 2008, our capital adequacy ratio was 9.46% on a non-consolidated basis.

The following table sets forth our capital base and capital adequacy ratios reported as of March 31, 2008:

	As of March 31, 2008(1)
	(millions of Won, except for percentages)
Tier I	(Won)	4,298,528
Paid-in Capital		3,308,755
Retained Earnings		994,783
Deductions from Tier I Capital		5,011
Capital Adjustments		(1,704)
Deferred Tax Asset		—
Others		(3,307)
Tier II (General Loan Loss Reserves)		811,117
Deductions from all capital		—
Total Capital		5,109,644
Risk Adjusted Assets		54,037,175
Capital Adequacy Ratios
Tier I		7.95%
Tier I and Tier II		9.46%

(1)	All figures are based on non-consolidated balance sheet information.

Management and Employees

Management

The Ministry of Strategy and Finance announced on May 7, 2008 that it plans to replace in the near future our President, who had submitted his resignation. As of the date hereof, we are not aware as to when a new President will be appointed or who will be appointed as our new President.

THE REPUBLIC OF KOREA

Government and Politics

Currently, there are two major political parties, the United New Democratic Party, or UNDP, and the Grand National Party, or GNP. The 18th legislative general election was held on April 9, 2008.

The term of the National Assembly members elected in the 18th legislative general election commences on May 30, 2008 and the parties will control the following number of seats in the National Assembly from such date:

	GNP	UNDP	Others	Total
Number of Seats	153	81	65	299

The Economy

Gross Domestic Product

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2006	2007(2)	As % of GDP 2007(2)
	(billions of Won, except percentages)
Gross Domestic Product at Current Market Prices:
Private	454,955.7	487,407.1	54.1
Government	125,642.8	136,175.6	15.1
Gross Capital Formation	253,118.5	264,665.9	29.4
Change in Inventories	6,820.5	5,312.5	0.6
Exports of Goods and Services	364,718.4	410,940.3	45.6
Less Imports of Goods and Services	(356,929.9)	(403,418.2)	(44.8)
Statistical Discrepancy	6,539.1	5,417.9	0.6

Expenditures on Gross Domestic Product	848,044.6	901,188.6	100.0%
Net Factor Income from the Rest of the World	1,116.5	1,352.7	—

Gross National Product(1)	849,161.2	902,541.3	100.0%

Gross Domestic Product at Constant 2000 Market Prices:
Private	376,886.7	393,696.5	49.3
Government	93,558.9	98,981.1	12.4
Gross Capital Formation	215,956.5	221,370.9	27.7
Change in Inventories	(464.5)	(2,804.9)	(0.4)
Exports of Goods and Services	436,631.6	489,485.4	61.3
Less Imports of Goods and Services	(360,180.2)	(402,946.1)	(50.5)
Statistical Discrepancy	(2,602.2)	(2,530.7)	(0.3)

Expenditures on Gross Domestic Product	760,251.2	798,057.0	100.0%
Net Factor Income from the Rest of the World in the Terms of Trade	898.9	1,042.1	—
Trading Gains and Losses from Changes	(67,807.6)	(78,394.4)

Gross National Income(3)	693,342.6	720,704.8

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.6%	6.3%
At Constant 2000 Market Prices	5.1%	5.0%

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: National Accounts Year 2007; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2006	2007(1)	As % of GDP 2007(1)
	(billions of Won, except percentages)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,635.1	23,982.2	2.7
Mining and Manufacturing	213,560.8	226,163.6	25.1
Mining and Quarrying	2,612.4	2,839.4	0.3
Manufacturing	210,948.4	223,324.2	24.8
Electricity, Gas and Water	17,526.7	18,050.7	2.0
Construction	67,731.0	71,118.0	2.9
Services:	430,550.4	460,989.5	51.2
Wholesale and Retail Trade, Restaurants and Hotels	71,014.2	74,351.1	8.3
Transportation, Storage and Communication	53,814.3	57,451.1	6.4
Financial Intermediation	63,965.4	70,904.9	7.9
Real Estate, Renting and Business Activities	95,836.2	102,172.0	11.3
Public Administration and Defense; Compulsory Social Security	48,794.8	51,421.8	5.7
Education	44,635.2	47,442.3	5.3
Health and Social Work	25,639.2	28,574.7	3.2
Other Service Activities	26,851.1	28,671.6	3.2
Taxes less subsidies on products	94,040.6	100,884.5	11.2

Gross Domestic Product at Current Prices	848,044.6	901,188.6	100.0%

Net Factor Income from the Rest of the World	1,116.5	1,352.1	—
Gross National Income at Current Price	849,161.2	902,541.3	100.0%

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2006	2007(1)	As % of GDP 2007(1)
	(billions of Won, except percentages)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,067.2	25,339.1	3.2
Mining and Manufacturing	228,317.6	243,023.1	30.5
Mining and Quarrying	1,946.1	1,978.1	0.3
Manufacturing	226,371.5	241,045.0	30.2
Electricity, Gas and Water	18,990.8	19,752.6	2.5
Construction	51,578.8	52,523.4	6.6
Services:	352,353.5	369,189.1	46.3
Wholesale and Retail Trade, Restaurants and Hotels	62,821.7	65,018.6	8.2
Transportation, Storage and Communication	55,691.5	58,673.3	7.4
Financial Intermediation	50,933.2	56,165.2	7.0
Real Estate, Renting and Business Activities	80,169.6	83,072.4	10.4
Public Administration and Defense:
Compulsory Social Security	33,727.6	34,574.1	4.3
Education	30,956.2	31,447.0	3.9
Health and Social Work	15,818.5	17,100.1	2.1
Other Service Activities	22,235.2	22,138.4	2.9
Taxes less subsidies on products	83,943.3	88,229.7	11.1

Gross Domestic Product at Market Prices	760,251.2	798,057.0	100.0%

(1)	Preliminary.
Source:	National Accounts Year 2007; The Bank of Korea.

GDP growth in 2006 was 5.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.8% and gross domestic fixed capital formation increased by 3.8%, each compared with 2005.

Based on preliminary data, GDP growth in 2007 was 4.9% at constant prices, as aggregate private and general government consumption expenditures increased by 4.7% and gross domestic fixed capital formation increased by 2.5%, each compared with 2006.

The Financial System

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

January 31, 2008	1,624.7
February 29, 2008	1,711.6
March 31, 2008	1,704.0
April 30, 2008	1,811.5

The Korea Composite Stock Price Index was 1,843.75 on May 14, 2008.

Monetary Policy

Foreign Exchange

The following table sets forth the market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. on each of the dates indicated.

Exchange Rates

January 31, 2008	943.9
February 29, 2008	937.3
March 31, 2008	991.7
April 30, 2008	999.7

The market average exchange rate was Won 1,043.8 to U.S.$1.00 on May 14, 2008.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global notes before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-149818.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York (formerly JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to €            000.000 aggregate principal amount and will mature on May     , 20         (the “Maturity Date”). The Notes will bear interest at the rate of     % per annum, payable annually in arrears on May      of each year (an “Interest Payment Date”), beginning on May     , 2009. Interest on the Notes will accrue from May     , 2008. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in London, New York or Seoul are authorized or obligated by law to close or a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET System”) is closed, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in London, New York or Seoul are authorized or obligated by law to close or a day on which the TARGET System is closed, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. If interest is to be calculated for a period of less than a full year, interest shall be calculated on the basis of the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. We will make principal and interest payments on the Notes through an agent in London, England that we will maintain for these purposes. Initially that agent will be The Bank of New York. We may change the paying agent without prior notice to the holders of the Notes.

Denomination

The Notes will be issued in minimum denominations of €50,000 principal amount and integral multiples of €1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. Ownership of beneficial interests in the Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Copies of the Fiscal Agency Agreement are available for inspection during normal business hours by the Noteholders at the office for the time being of The Bank of New York at 101 Barclays Street, 4 East, New York, NY 10286.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

While the Notes are represented by the global note deposited with the common depositary for Euroclear and Clearstream, notices to holders may be given by delivery to Euroclear and Clearstream, and such notices will be deemed to be given on the date of delivery to Euroclear and Clearstream. The fiscal agent will also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

Euroclear and Clearstream

Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream. Beneficial interests in the Notes can only be held in the form of book-entry interests through Euroclear/Clearstream participants in such systems, or indirectly through organizations that are Euroclear/Clearstream participants in such systems.

We and the fiscal agent generally will treat the registered holder of the Notes, initially The Bank of New York Depositary (Nominees) Limited, as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Notes.

Transfers Within and Between Euroclear and Clearstream

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

UNITED STATES TAX CONSIDERATIONS

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated May     , 2008 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Limited, DePfa Bank PLC, Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc are acting as the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name and addresses of Underwriters	Principal Amount of the Notes
Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB	€

DePfa Bank PLC 1 Commons Street Dublin 1 Ireland.

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB.

The Hongkong and Shanghai Banking Corporation Limited Level 17, HSBC Main Building, 1 Queen’s Road Central Hong Kong

The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom.

Total	€ ,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have applied for listing of, and permission to deal in, the Notes on the SGX-ST. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the

Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this issue, Deutsche Bank AG, London Branch (or any person acting on its behalf) may overallot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that Deutsche Bank AG, London Branch (or any person acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment shall be conducted in accordance with all applicable laws and rules.

The amount of net proceeds is €                     after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be approximately US$                                        .

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about May             , 2008, which we expect will be the              business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next              succeeding business days, because the Notes will initially settle in T+            , you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

Each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”).

Accordingly, each Underwriter severally represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further has severally represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Hwang Mok Park, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Hwang Mok Park.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of December 31, 2007, our paid-in capital was (Won)3,308.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youido-dong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on May 14, 2008. On May 14, 2008, we filed our report on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2007, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since March 31, 2008, there has been no material adverse change in our capitalization as described in the table appearing on page S-9 of this prospectus supplement which is material in the context of the issue of the Notes.

Except as disclosed in this prospectus supplement and the accompanying prospectus, neither we nor any of our subsidiaries is involved in any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position nor are we aware that any such proceedings are pending or threatened.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, USA.

The Notes have been accepted for clearance through Euroclear and Clearstream:

Common Code	ISIN

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku

Seoul 150-996

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York

Global Finance Americas

101 Barclay St. 4E

New York, NY 10286

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Hwang Mok Park	Cleary Gottlieb Steen & Hamilton LLP
Shinhan Bank Building 120, 2-ka, Taepyung-ro Chung-ku Seoul 100-724 Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Deloitte Anjin LLC

14F, Hanwha Securities Bldg.

23-5 Youido-dong

Youngdeungpo-ku, Seoul

Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542